Canadian Natural Resources Limited
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2018 AND 2017

CONSOLIDATED BALANCE SHEETS

As at	Note	Mar 31 2018	Dec 31 2017
(millions of Canadian dollars, unaudited)
ASSETS
Current assets
Cash and cash equivalents		$152	$137
Accounts receivable		2,076	2,397
Current income taxes receivable		124	322
Inventory		989	894
Prepaids and other		178	175
Investments	6	781	893
Current portion of other long-term assets	7	86	79
		4,386	4,897
Exploration and evaluation assets	3	2,659	2,632
Property, plant and equipment	4	64,952	65,170
Other long-term assets	7	1,217	1,168
		$73,214	$73,867

LIABILITIES
Current liabilities
Accounts payable		$937	$775
Accrued liabilities		2,464	2,597
Current portion of long-term debt	8	644	1,877
Current portion of other long-term liabilities	9	283	1,012
		4,328	6,261
Long-term debt	8	21,334	20,581
Other long-term liabilities	9	4,406	4,397
Deferred income taxes		11,120	10,975
		41,188	42,214
SHAREHOLDERS’ EQUITY
Share capital	11	9,264	9,109
Retained earnings		22,785	22,612
Accumulated other comprehensive loss	12	(23)	(68)
		32,026	31,653
		$73,214	$73,867
Commitments and contingencies (note 16).

Approved by the Board of Directors on May 2, 2018.

Canadian Natural Resources Limited	1	Three Months Ended March 31, 2018

CONSOLIDATED STATEMENTS OF EARNINGS

		Three Months Ended
(millions of Canadian dollars, except per common share amounts, unaudited)	Note	Mar 31 2018	Mar 31 2017
Product sales		$5,735	$3,992
Less: royalties		(261)	(230)
Revenue		5,474	3,762
Expenses
Production		1,630	1,121
Transportation, blending and feedstock		1,152	743
Depletion, depreciation and amortization	4	1,257	1,299
Administration		81	87
Share-based compensation	9	(88)	27
Asset retirement obligation accretion	9	46	36
Interest and other financing expense		190	134
Risk management activities	15	(52)	(52)
Foreign exchange loss (gain)		278	(56)
Loss from investments	6, 7	106	89
		4,600	3,428
Earnings before taxes		874	334
Current income tax expense	10	154	53
Deferred income tax expense	10	137	36
Net earnings		$583	$245
Net earnings per common share
Basic	14	$0.48	$0.22
Diluted	14	$0.47	$0.22

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended
(millions of Canadian dollars, unaudited)	Mar 31 2018	Mar 31 2017
Net earnings	$583	$245
Items that may be reclassified subsequently to net earnings
Net change in derivative financial instruments designated as cash flow hedges
Unrealized loss during the period, net of taxes of $2 million (2017 – $nil)	(16)	(1)
Reclassification to net earnings, net of taxes of $2 million (2017 – $1 million)	(10)	(7)
	(26)	(8)
Foreign currency translation adjustment
Translation of net investment	71	(19)
Other comprehensive income (loss), net of taxes	45	(27)
Comprehensive income	$628	$218

Canadian Natural Resources Limited	2	Three Months Ended March 31, 2018

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2018	Mar 31 2017
Share capital	11
Balance – beginning of period		$9,109	$4,671
Issued upon exercise of stock options		106	160
Previously recognized liability on stock options exercised for common shares		49	38
Balance – end of period		9,264	4,869
Retained earnings
Balance – beginning of period		22,612	21,526
Net earnings		583	245
Dividends on common shares	11	(410)	(306)
Balance – end of period		22,785	21,465
Accumulated other comprehensive income (loss)	12
Balance – beginning of period		(68)	70
Other comprehensive income (loss), net of taxes		45	(27)
Balance – end of period		(23)	43
Shareholders’ equity		$32,026	$26,377

Canadian Natural Resources Limited	3	Three Months Ended March 31, 2018

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended
(millions of Canadian dollars, unaudited)	Note	Mar 31 2018	Mar 31 2017
Operating activities
Net earnings		$583	$245
Non-cash items
Depletion, depreciation and amortization		1,257	1,299
Share-based compensation		(88)	27
Asset retirement obligation accretion		46	36
Unrealized risk management gain		(33)	(40)
Unrealized foreign exchange loss (gain)		162	(60)
Realized foreign exchange loss on repayment of US dollar debt securities		146	—
Loss from investments	6, 7	113	96
Deferred income tax expense		137	36
Other		1	22
Abandonment expenditures		(90)	(41)
Net change in non-cash working capital		235	51
		2,469	1,671
Financing activities
Issue (repayment) of bank credit facilities and commercial paper, net	8	381	(428)
Repayment of US dollar debt securities	8	(1,236)	—
Issue of common shares on exercise of stock options		106	160
Dividends on common shares		(336)	(277)
		(1,085)	(545)
Investing activities
Net expenditures on exploration and evaluation assets		(56)	(37)
Net expenditures on property, plant and equipment		(957)	(768)
Investment in other long-term assets		(21)	—
Net change in non-cash working capital		(335)	(319)
		(1,369)	(1,124)
Increase in cash and cash equivalents		15	2
Cash and cash equivalents – beginning of period		137	17
Cash and cash equivalents – end of period		$152	$19
Interest paid, net		$260	$199
Income taxes received		$(63)	$(65)

Canadian Natural Resources Limited	4	Three Months Ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in millions of Canadian dollars, unless otherwise stated, unaudited)
1. ACCOUNTING POLICIES
Canadian Natural Resources Limited (the “Company”) is a senior independent crude oil and natural gas exploration, development and production company. The Company’s exploration and production operations are focused in North America, largely in Western Canada; the United Kingdom (“UK”) portion of the North Sea; and Côte d’Ivoire, Gabon, and South Africa in Offshore Africa.
The "Oil Sands Mining and Upgrading" segment produces synthetic crude oil through bitumen mining and upgrading operations at Horizon Oil Sands ("Horizon") and through the Company's direct and indirect interest in the Athabasca Oil Sands Project ("AOSP").
Within Western Canada, the Company maintains certain midstream activities that include pipeline operations, an electricity co-generation system and an investment in the North West Redwater Partnership ("Redwater Partnership"), a general partnership formed in the Province of Alberta.
The Company was incorporated in Alberta, Canada. The address of its registered office is 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada.
These interim consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, following the same accounting policies as the audited consolidated financial statements of the Company as at December 31, 2017, except as disclosed in note 2. These interim consolidated financial statements contain disclosures that are supplemental to the Company’s annual audited consolidated financial statements. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed. These interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2017.
2. CHANGES IN ACCOUNTING POLICIES
IFRS 15 "Revenue from Contracts with Customers"
In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers” to provide guidance on the recognition of revenue and cash flows arising from an entity’s contracts with customers, and related disclosures. The new standard replaces several existing standards related to recognition of revenue and states that revenue should be recognized as performance obligations related to the goods or services delivered are settled. IFRS 15 also provides revenue accounting guidance for contract modifications and multiple-element contracts and prescribes additional disclosure requirements.
The Company adopted IFRS 15 on January 1, 2018 using the retrospective with cumulative effect method. There were no changes to reported net earnings or retained earnings as a result of adopting IFRS 15. Under the standard, the Company is required to provide additional disclosure of disaggregated revenue by major product type. In connection with adoption of the standard, the Company has reclassified certain comparative amounts in a manner consistent with the presentation adopted this period.
Upon adoption of IFRS 15, the Company applied the practical expedient such that contracts that were completed in the comparative periods have not been restated. Applying this expedient had no impact to the revenue recognized under the previous revenue accounting standard as all performance obligations had been met and the consideration had been determined.
Effective January 1, 2018, the Company’s accounting policy for Revenue is as follows:
Revenue from the sale of crude oil and NGLs and natural gas products is recognized when control of the product passes to the customer and it is probable that the Company will collect the consideration to which it is entitled. Control generally passes to the customer at the point in time when the product is delivered to a location specified in a contract. The Company assesses customer creditworthiness, both before entering into contracts and throughout the revenue recognition process.

Canadian Natural Resources Limited	5	Three Months Ended March 31, 2018

Contracts for sale of the Company’s products generally have terms of less than a year, with certain contracts extending beyond one year. Contracts in North America generally specify delivery of crude oil and NGLs and natural gas throughout the term of the contract. Contracts in the North Sea and Offshore Africa generally specify delivery of crude oil at a point in time.
Sales of the Company’s crude oil and NGLs and natural gas products to customers are made pursuant to contracts based on prevailing commodity pricing at or near the time of delivery. Revenues are typically collected in the month following delivery and accordingly, the Company has elected to apply the practical expedient to not adjust consideration for the effects of a financing component. Purchases and sales of crude oil and NGLs and natural gas with the same counterparty, made to facilitate sales to customers or potential customers, that are entered into in contemplation of one another, are combined and recorded as non-monetary exchanges and measured at the net settlement amount.
Revenue in the consolidated statement of earnings represents the Company’s share of product sales net of royalty payments to governments and other mineral interest owners. The Company discloses the disaggregation of revenues from sales of crude oil and NGLs and natural gas in the segmented information in Note 17.
IFRS 9 "Financial Instruments"
Effective January 1, 2014, the Company adopted the version of IFRS 9 “Financial Instruments” issued November 2013. In July 2014, the IASB issued amendments to IFRS 9 to include accounting guidance to assess and recognize impairment losses on financial assets based on an expected loss model.
The Company retrospectively adopted the amendment to IFRS 9 on January 1, 2018 and elected to apply the limited exemption in IFRS 9 relating to transition for impairment. Accordingly, provisions for impairment have not been restated in the comparative periods. Adoption of the amendment did not have a significant impact on the Company’s previous accounting for impairment of financial assets.
Effective January 1, 2018, the Company’s accounting policy for impairment of financial assets is as follows:
At each reporting date, on a forward looking basis, the Company assesses the expected credit losses associated with its debt instruments carried at amortized cost. For trade accounts receivable, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. Credit risk is assessed based on the number of days the receivable has been outstanding and an internal credit assessment of the customer. Credit risk for longer-term receivables is assessed based on an internal credit assessment and where available, an external credit rating of the counterparty.
3. EXPLORATION AND EVALUATION ASSETS

	Exploration and Production			Oil Sands Mining and Upgrading	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2017	$2,282	$—	$91	$259	$2,632
Additions	50	—	6	—	56
Transfers to property, plant and equipment	(29)	—	—	—	(29)
At March 31, 2018	$2,303	$—	$97	$259	$2,659

Canadian Natural Resources Limited	6	Three Months Ended March 31, 2018

4. PROPERTY, PLANT AND EQUIPMENT

	Exploration and Production			Oil Sands Mining and Upgrading	Midstream	Head Office	Total
	North America	North Sea	Offshore Africa
Cost
At December 31, 2017	$64,816	$7,126	$4,881	$42,084	$428	$414	$119,749
Additions	738	35	13	179	4	4	973
Transfers from E&E assets	29	—	—	—	—	—	29
Disposals/derecognitions	(93)	—	—	(32)	—	—	(125)
Foreign exchange adjustments and other	—	220	150	—	—	—	370
At March 31, 2018	$65,490	$7,381	$5,044	$42,231	$432	$418	$120,996
Accumulated depletion and depreciation
At December 31, 2017	$41,151	$5,653	$3,719	$3,628	$124	$304	$54,579
Expense	773	44	28	404	3	5	1,257
Disposals/derecognitions	(93)	—	—	(32)	—	—	(125)
Foreign exchange adjustments and other	7	188	138	—	—	—	333
At March 31, 2018	$41,838	$5,885	$3,885	$4,000	$127	$309	$56,044
Net book value
- at March 31, 2018	$23,652	$1,496	$1,159	$38,231	$305	$109	$64,952
- at December 31, 2017	$23,665	$1,473	$1,162	$38,456	$304	$110	$65,170

Project costs not subject to depletion and depreciation	Mar 31 2018	Dec 31 2017
Kirby Thermal Oil Sands – North	$1,049	$944
During the three months ended March 31, 2018, the Company acquired a number of producing crude oil and natural gas properties in the North America Exploration and Production segment for net cash consideration of $162 million. These transactions were accounted for using the acquisition method of accounting. In connection with these acquisitions, the Company assumed associated asset retirement obligations of $10 million. No net deferred income tax liabilities were recognized on these acquisitions.
The Company capitalizes construction period interest for qualifying assets based on costs incurred and the Company’s cost of borrowing. Interest capitalization to a qualifying asset ceases once the asset is substantially available for its intended use. For the three months ended March 31, 2018, pre-tax interest of $15 million (March 31, 2017 – $22 million) was capitalized to property, plant and equipment using a weighted average capitalization rate of 3.8% (March 31, 2017 – 3.9%).
5. ACQUISITION OF INTERESTS IN THE ATHABASCA OIL SANDS PROJECT AND OTHER ASSETS
On May 31, 2017, the Company completed the acquisition of a direct and indirect 70% interest in AOSP from Shell Canada Limited and certain subsidiaries (“Shell”) and an affiliate of Marathon Oil Corporation (“Marathon"), including a 70% interest in the mining and extraction operations north of Fort McMurray, Alberta, 70% of the Scotford Upgrader and Quest Carbon Capture and Storage ("CCS") project, and a 100% working interest in the Peace River thermal in situ operations and Cliffdale heavy oil field, as well as other oil sands leases. The Company also assumed certain pipeline and other commitments. The Company consolidates its direct and indirect interest in the assets, liabilities, revenue and expenses of AOSP and other assets in proportion to the Company’s interests.

Canadian Natural Resources Limited	7	Three Months Ended March 31, 2018

Total purchase consideration of $12,541 million, subject to closing adjustments, was comprised of cash payments of $8,217 million, approximately 97.6 million common shares of the Company issued to Shell with a fair value of approximately $3,818 million, and deferred purchase consideration of $506 million (US$375 million) paid to Marathon in March 2018. The fair value of the Company's common shares was determined using the market price of the shares as at the acquisition date.
The acquisition has been accounted for as a business combination using the acquisition method of accounting. The fair value of the assets acquired and liabilities assumed was based on management's best estimate as at the acquisition date. The Company recognized a gain of $230 million, net of transaction costs of $3 million, representing the excess of the fair value of the net assets acquired compared to total purchase consideration. These amounts are estimates, and may be subject to change based on the receipt of new information.
6. INVESTMENTS
As at March 31, 2018, the Company had the following investments:

	Mar 31 2018	Dec 31 2017
Investment in PrairieSky Royalty Ltd.	$638	$726
Investment in Inter Pipeline Ltd.	143	167
	$781	$893
Investment in PrairieSky Royalty Ltd.
The Company’s investment of 22.6 million common shares of PrairieSky Royalty Ltd. ("PrairieSky") does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at March 31, 2018, the Company’s investment in PrairieSky was classified as a current asset.
The loss from the investment in PrairieSky was comprised as follows:

	Three Months Ended
	Mar 31 2018	Mar 31 2017
Fair value loss from PrairieSky	$88	$88
Dividend income from PrairieSky	(4)	(4)
	$84	$84
Investment in Inter Pipeline Ltd.
The Company's investment of 6.4 million common shares of Inter Pipeline Ltd. ("Inter Pipeline") does not constitute significant influence, and is accounted for at fair value through profit or loss, remeasured at each reporting date. As at March 31, 2018, the Company's investment in Inter Pipeline was classified as a current asset.
The loss from the investment in Inter Pipeline was comprised as follows:

	Three Months Ended
	Mar 31 2018	Mar 31 2017
Fair value loss from Inter Pipeline	$24	$10
Dividend income from Inter Pipeline	(3)	(3)
	$21	$7

Canadian Natural Resources Limited	8	Three Months Ended March 31, 2018

7. OTHER LONG-TERM ASSETS

	Mar 31 2018	Dec 31 2017
Investment in North West Redwater Partnership	$291	$292
North West Redwater Partnership subordinated debt (1)	543	510
Risk management (note 15)	242	204
Other	227	241
	1,303	1,247
Less: current portion	86	79
	$1,217	$1,168

(1)	Includes accrued interest.
Investment in North West Redwater Partnership
The Company's 50% interest in Redwater Partnership is accounted for using the equity method based on Redwater Partnership’s voting and decision-making structure and legal form. Redwater Partnership has entered into agreements to construct and operate a 50,000 barrel per day bitumen upgrader and refinery (the "Project") under processing agreements that target to process 12,500 barrels per day of bitumen feedstock for the Company and 37,500 barrels per day of bitumen feedstock for the Alberta Petroleum Marketing Commission (“APMC”), an agent of the Government of Alberta, under a 30 year fee-for-service tolling agreement.
The facility capital cost ("FCC") budget for the Project is currently estimated to be $9,700 million with project completion targeted for the fourth quarter of 2018. Productivity challenges during construction have continued to result in upward budgetary pressures. During 2013, the Company and APMC agreed, each with a 50% interest, to provide subordinated debt, bearing interest at prime plus 6%, as required for Project costs to reflect an agreed debt to equity ratio of 80/20. To March 31, 2018, each party has provided $432 million of subordinated debt, together with accrued interest thereon of $111 million, for a Company total of $543 million. Any additional subordinated debt financing is not expected to be significant.
Under its processing agreement, beginning on the earlier of the commercial operations date of the refinery and June 1, 2018, the Company is unconditionally obligated to pay its 25% pro rata share of the debt portion of the monthly cost of service toll, including interest, fees and principal repayments, of the syndicated credit facility and bonds, over the tolling period of 30 years.
As at March 31, 2018, Redwater Partnership had additional borrowings of $2,112 million under its secured $3,500 million syndicated credit facility. During the first quarter of 2018, Redwater Partnership extended $2,000 million of the $3,500 million revolving syndicated credit facility to June 2021. The remaining $1,500 million was extended on a fully drawn non-revolving basis maturing February 2020.
During the three months ended March 31, 2018, the Company recognized an equity loss from Redwater Partnership of $1 million (March 31, 2017 – gain of $2 million).

Canadian Natural Resources Limited	9	Three Months Ended March 31, 2018

8. LONG-TERM DEBT

	Mar 31 2018	Dec 31 2017
Canadian dollar denominated debt, unsecured
Bank credit facilities	$2,434	$3,544
Medium-term notes	5,300	5,300
	7,734	8,844
US dollar denominated debt, unsecured
Bank credit facilities (March 31, 2018 - US$2,997 million; December 31, 2017 - US$1,839 million)	3,864	2,300
Commercial paper (March 31, 2018 - US$500 million; December 31, 2017 - US$500 million)	644	625
US dollar debt securities (March 31, 2018 - US$7,650 million; December 31, 2017 - US$8,650 million)	9,869	10,828
	14,377	13,753
Long-term debt before transaction costs and original issue discounts, net	22,111	22,597
Less: original issue discounts, net (1)	17	18
transaction costs (1) (2)	116	121
	21,978	22,458
Less: current portion of commercial paper	644	625
current portion of other long-term debt (1) (2)	—	1,252
	$21,334	$20,581

(1)	The Company has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.

(2)	Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.
Bank Credit Facilities and Commercial Paper
As at March 31, 2018, the Company had in place bank credit facilities of $10,777 million, as described below, of which $3,835 million was available. This excludes certain other dedicated credit facilities supporting letters of credit.

•	a $100 million demand credit facility;

•	a $2,200 million non-revolving term credit facility maturing October 2019;

•	a $2,850 million non-revolving term credit facility maturing May 2020;

•	a $2,425 million revolving syndicated credit facility maturing June 2020;

•	a $750 million non-revolving term credit facility maturing February 2021;

•	a $2,425 million revolving syndicated credit facility with $330 million maturing in June 2019 and $2,095 maturing June 2021; and

•	a £15 million demand credit facility related to the Company’s North Sea operations.
Borrowings under the $2,200 million non-revolving credit facility may be made by way of pricing referenced to Canadian dollar bankers’ acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at March 31, 2018, the $2,200 million facility was fully drawn.
During the first quarter of 2018, the Company repaid and cancelled $150 million of the $3,000 non-revolving term loan facility. This facility matures in May 2020 and is subject to annual amortization of 5% of the original balance. Borrowings under the term loan facility may be made by way of pricing referenced to Canadian dollar bankers' acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at March 31, 2018, the $2,850 million facility was fully drawn.
Each of the $2,425 million revolving facilities is extendible annually at the mutual agreement of the Company and the lenders. If the facilities are not extended, the full amount of the outstanding principal would be repayable on the maturity date. Borrowings under these facilities may be made by way of pricing referenced to Canadian dollar bankers’ acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate.

Canadian Natural Resources Limited	10	Three Months Ended March 31, 2018

During the first quarter of 2018, the Company repaid and cancelled the $125 million non-revolving term credit facility scheduled to mature in February 2019. The Company also extended the $750 million non-revolving term credit facility originally due February 2019 to February 2021. Borrowings under the $750 million non-revolving credit facility may be made by way of pricing referenced to Canadian dollar bankers’ acceptances, US dollar bankers’ acceptances, LIBOR, US base rate or Canadian prime rate. As at March 31, 2018, the $750 million facility was fully drawn.
The Company’s borrowings under its US commercial paper program are authorized up to a maximum US$2,500 million. The Company reserves capacity under its bank credit facilities for amounts outstanding under this program.
The Company’s weighted average interest rate on bank credit facilities and commercial paper outstanding as at March 31, 2018 was 2.5% (March 31, 2017 – 2.0%), and on total long-term debt outstanding for the three months ended March 31, 2018 was 3.8% (March 31, 2017 – 3.9%).
At March 31, 2018, letters of credit and guarantees aggregating $422 million were outstanding, including letters of credit of $182 million and a financial guarantee of $39 million related to Oil Sands Mining and Upgrading and letters of credit of $64 million related to North Sea operations.
Medium-Term Notes
In July 2017, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to $3,000 million of medium-term notes in Canada, which expires in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.
US Dollar Debt Securities
During the first quarter of 2018, the Company repaid US$600 million of 1.75% notes and US$400 million of 5.90% notes.
In July 2017, the Company filed a base shelf prospectus that allows for the offer for sale from time to time of up to US$3,000 million of debt securities in the United States, which expires in August 2019. If issued, these securities may be offered in amounts and at prices, including interest rates, to be determined based on market conditions at the time of issuance.

9. OTHER LONG-TERM LIABILITIES

	Mar 31 2018	Dec 31 2017
Asset retirement obligations	$4,329	$4,327
Share-based compensation	262	414
Risk management (note 15)	4	103
Other (1)	94	565
	4,689	5,409
Less: current portion	283	1,012
	$4,406	$4,397

(1)	Included in Other at March 31, 2018 is $nil (December 31, 2017 - $469 million; US$375 million) of deferred purchase consideration payable to Marathon in March 2018.

Canadian Natural Resources Limited	11	Three Months Ended March 31, 2018

Asset Retirement Obligations
The Company’s asset retirement obligations are expected to be settled on an ongoing basis over a period of approximately 60 years and have been discounted using a weighted average discount rate of 4.7% (December 31, 2017 – 4.7%). Reconciliations of the discounted asset retirement obligations were as follows:

	Mar 31 2018	Dec 31 2017
Balance – beginning of period	$4,327	$3,243
Liabilities incurred	6	12
Liabilities acquired, net	10	784
Liabilities settled	(90)	(274)
Asset retirement obligation accretion	46	164
Revision of cost, inflation rates and timing estimates	—	(40)
Change in discount rate	—	509
Foreign exchange adjustments	30	(71)
Balance – end of period	4,329	4,327
Less: current portion	78	92
	$4,251	$4,235
Share-Based Compensation
As the Company’s Option Plan provides current employees with the right to elect to receive common shares or a cash payment in exchange for stock options surrendered, a liability for potential cash settlements is recognized. The current portion of the liability represents the maximum amount of the liability payable within the next twelve month period if all vested stock options are surrendered.

	Mar 31 2018	Dec 31 2017
Balance – beginning of period	$414	$426
Share-based compensation (recovery) expense	(88)	134
Cash payment for stock options surrendered	(2)	(6)
Transferred to common shares	(49)	(154)
(Recovered from) charged to Oil Sands Mining and Upgrading, net	(13)	14
Balance – end of period	262	414
Less: current portion	201	348
	$61	$66
Included within share-based compensation recovery at March 31, 2018 was an expense of $1 million (March 31, 2017 - $1 million) related to performance share units granted to certain executive employees.

Canadian Natural Resources Limited	12	Three Months Ended March 31, 2018

10. INCOME TAXES
The provision for income tax was as follows:

	Three Months Ended
Expense (recovery)	Mar 31 2018	Mar 31 2017
Current corporate income tax – North America	$150	$38
Current corporate income tax – North Sea	1	6
Current corporate income tax – Offshore Africa	5	7
Current PRT (1) – North Sea	(4)	(1)
Other taxes	2	3
Current income tax	154	53
Deferred corporate income tax	127	28
Deferred PRT (1) – North Sea	10	8
Deferred income tax	137	36
Income tax	$291	$89
(1) Petroleum Revenue Tax.

11. SHARE CAPITAL
Authorized
Preferred shares issuable in a series.
Unlimited number of common shares without par value.

	Three Months Ended Mar 31, 2018
Issued common shares	Number of shares (thousands)	Amount
Balance – beginning of period	1,222,769	$9,109
Issued upon exercise of stock options	3,436	106
Previously recognized liability on stock options exercised for common shares	—	49
Balance – end of period	1,226,205	$9,264
Dividend Policy
The Company has paid regular quarterly dividends in each year since 2001. The dividend policy undergoes periodic review by the Board of Directors and is subject to change.
On February 28, 2018, the Board of Directors declared a quarterly dividend of $0.335 per common share, an increase from the previous quarterly dividend of $0.275 per common share.
Normal Course Issuer Bid
On March 14, 2018, the Board of Directors approved the Company's application for a Normal Course Issuer Bid to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 5% of the issued and outstanding common shares of the Company, over a 12 month period commencing upon expiry of its current Normal Course Issuer Bid and upon receipt of applicable regulatory and other approvals.
The Company's Normal Course Issuer Bid previously announced in March 2017, to purchase through the facilities of the Toronto Stock Exchange, alternative Canadian trading platforms, and the New York Stock Exchange, up to 27,931,135 common shares of the Company, ends May 22, 2018. For the three months ended March 31, 2018, the Company did not purchase any common shares for cancellation. Subsequent to March 31, 2018, the Company purchased 700,000 common shares at a weighted average price of $41.95 per common share for a total cost of $29 million.

Canadian Natural Resources Limited	13	Three Months Ended March 31, 2018

Stock Options
The following table summarizes information relating to stock options outstanding at March 31, 2018:

	Three Months Ended Mar 31, 2018
	Stock options (thousands)	Weighted average exercise price
Outstanding – beginning of period	56,036	$36.67
Granted	2,892	$44.48
Surrendered for cash settlement	(129)	$31.15
Exercised for common shares	(3,436)	$30.77
Forfeited	(1,142)	$38.18
Outstanding – end of period	54,221	$37.44
Exercisable – end of period	15,374	$35.06
The Option Plan is a "rolling 9%" plan, whereby the aggregate number of common shares that may be reserved for issuance under the plan shall not exceed 9% of the common shares outstanding from time to time.

12. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income (loss), net of taxes, were as follows:

	Mar 31 2018	Mar 31 2017
Derivative financial instruments designated as cash flow hedges	$21	$19
Foreign currency translation adjustment	(44)	24
	$(23)	$43

Canadian Natural Resources Limited	14	Three Months Ended March 31, 2018

13. CAPITAL DISCLOSURES
The Company does not have any externally imposed regulatory capital requirements for managing capital. The Company has defined its capital to mean its long-term debt and consolidated shareholders’ equity, as determined at each reporting date.
The Company’s objectives when managing its capital structure are to maintain financial flexibility and balance to enable the Company to access capital markets to sustain its on-going operations and to support its growth strategies. The Company primarily monitors capital on the basis of an internally derived financial measure referred to as its "debt to book capitalization ratio", which is the arithmetic ratio of net current and long-term debt divided by the sum of the carrying value of shareholders’ equity plus net current and long-term debt. The Company’s internal targeted range for its debt to book capitalization ratio is 25% to 45%. This range may be exceeded in periods when a combination of capital projects, acquisitions, or lower commodity prices occurs. The Company may be below the low end of the targeted range when cash flow from operating activities is greater than current investment activities. At March 31, 2018, the ratio was within the target range at 40.5%.
Readers are cautioned that the debt to book capitalization ratio is not defined by IFRS and this financial measure may not be comparable to similar measures presented by other companies. Further, there are no assurances that the Company will continue to use this measure to monitor capital or will not alter the method of calculation of this measure in the future.

	Mar 31 2018	Dec 31 2017
Long-term debt, net (1)	$21,826	$22,321
Total shareholders’ equity	$32,026	$31,653
Debt to book capitalization	40.5%	41.4%

(1)	Includes the current portion of long-term debt, net of cash and cash equivalents.

14. NET EARNINGS PER COMMON SHARE

		Three Months Ended
		Mar 31 2018	Mar 31 2017
Weighted average common shares outstanding – basic (thousands of shares)		1,225,618	1,112,939
Effect of dilutive stock options (thousands of shares)		5,718	8,337
Weighted average common shares outstanding – diluted (thousands of shares)		1,231,336	1,121,276
Net earnings		$583	$245
Net earnings per common share	– basic	$0.48	$0.22
	– diluted	$0.47	$0.22

Canadian Natural Resources Limited	15	Three Months Ended March 31, 2018

15. FINANCIAL INSTRUMENTS
The carrying amounts of the Company’s financial instruments by category were as follows:

	Mar 31, 2018
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,076	$—	$—	$—	$2,076
Investments	—	781	—	—	781
Other long-term assets	543	—	242	—	785
Accounts payable	—	—	—	(937)	(937)
Accrued liabilities	—	—	—	(2,464)	(2,464)
Other long-term liabilities	—	(4)	—	—	(4)
Long-term debt (1)	—	—	—	(21,978)	(21,978)
	$2,619	$777	$242	$(25,379)	$(21,741)

	Dec 31, 2017
Asset (liability)	Financial assets at amortized cost	Fair value through profit or loss	Derivatives used for hedging	Financial liabilities at amortized cost	Total
Accounts receivable	$2,397	$—	$—	$—	$2,397
Investments	—	893	—	—	893
Other long-term assets	510	—	204	—	714
Accounts payable	—	—	—	(775)	(775)
Accrued liabilities	—	—	—	(2,597)	(2,597)
Other long-term liabilities (2)	—	(38)	(65)	(469)	(572)
Long-term debt (1)	—	—	—	(22,458)	(22,458)
	$2,907	$855	$139	$(26,299)	$(22,398)

(1)	Includes the current portion of long-term debt.

(2)	Includes $469 million (US$375 million) of deferred purchase consideration which was paid to Marathon in March 2018.
The carrying amounts of the Company’s financial instruments approximated their fair value, except for fixed rate long-term debt. The fair values of the Company’s investments, recurring other long-term assets (liabilities) and fixed rate long-term debt are outlined below:

	Mar 31, 2018
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$781	$781	$—	$—
Other long-term assets (4)	$785	$—	$242	$543
Other long-term liabilities	$(4)	$—	$(4)	$—
Fixed rate long-term debt (5) (6)	$(15,036)	$(15,989)	$—	$—

Canadian Natural Resources Limited	16	Three Months Ended March 31, 2018

	Dec 31, 2017
	Carrying amount	Fair value
Asset (liability) (1) (2)		Level 1	Level 2	Level 3
Investments (3)	$893	$893	$—	$—
Other long-term assets (4)	$714	$—	$204	$510
Other long-term liabilities	$(103)	$—	$(103)	$—
Fixed rate long-term debt (5) (6)	$(15,989)	$(17,259)	$—	$—

(1)
Excludes financial assets and liabilities where the carrying amount approximates fair value due to the liquid nature of the asset or liability (cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and purchase consideration payable).

(2)	There were no transfers between Level 1, 2 and 3 financial instruments.

(3)	The fair value of the investments are based on quoted market prices.

(4)	The fair value of Redwater Partnership subordinated debt is based on the present value of future cash receipts.

(5)	The fair value of fixed rate long-term debt has been determined based on quoted market prices.

(6)	Includes the current portion of fixed rate long-term debt.
The following provides a summary of the carrying amounts of derivative financial instruments held and a reconciliation to the Company’s consolidated balance sheets.

Asset (liability)	Mar 31 2018	Dec 31 2017
Derivatives held for trading
Foreign currency forward contracts	$(4)	$(38)
Cash flow hedges
Foreign currency forward contracts	23	(71)
Cross currency swaps	219	210
	$238	$101

Included within:
Current portion of other long-term assets (liabilities)	$27	$(103)
Other long-term assets	211	204
	$238	$101

For the three months ended March 31, 2018, the Company recognized a loss of $1 million (year ended December 31, 2017 – gain of $5 million) related to ineffectiveness arising from cash flow hedges.
The estimated fair value of derivative financial instruments in Level 2 at each measurement date have been determined based on appropriate internal valuation methodologies and/or third party indications. Level 2 fair values determined using valuation models require the use of assumptions concerning the amount and timing of future cash flows and discount rates. In determining these assumptions, the Company primarily relied on external, readily-observable quoted market inputs as applicable, including crude oil and natural gas forward benchmark commodity prices and volatility, Canadian and United States forward interest rate yield curves, and Canadian and United States foreign exchange rates, discounted to present value as appropriate. The resulting fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction and these differences may be material.

Canadian Natural Resources Limited	17	Three Months Ended March 31, 2018

Risk Management
The Company periodically uses derivative financial instruments to manage its commodity price, interest rate and foreign currency exposures. These financial instruments are entered into solely for hedging purposes and are not used for speculative purposes.
The changes in estimated fair values of derivative financial instruments included in the risk management asset were recognized in the financial statements as follows:

Asset (liability)	Mar 31 2018	Dec 31 2017
Balance – beginning of period	$101	$489
Net change in fair value of outstanding derivative financial instruments recognized in:
Risk management activities	33	(37)
Foreign exchange	134	(375)
Other comprehensive income (loss)	(30)	24
Balance – end of period	238	101
Less: current portion	27	(103)
	$211	$204
Net gains from risk management activities were as follows:

	Three Months Ended
	Mar 31 2018	Mar 31 2017
Net realized risk management gain	$(19)	$(12)
Net unrealized risk management gain	(33)	(40)
	$(52)	$(52)
Financial Risk Factors
a) Market risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s market risk is comprised of commodity price risk, interest rate risk, and foreign currency exchange risk.
Commodity price risk management
The Company periodically uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and natural gas production and with natural gas purchases. At March 31, 2018, the Company had no commodity derivative financial instruments outstanding.
Interest rate risk management
The Company is exposed to interest rate price risk on its fixed rate long-term debt and to interest rate cash flow risk on its floating rate long-term debt. The Company periodically enters into interest rate swap contracts to manage its fixed to floating interest rate mix on long-term debt. Interest rate swap contracts require the periodic exchange of payments without the exchange of the notional principal amounts on which the payments are based. At March 31, 2018, the Company had no interest rate swap contracts outstanding.
Foreign currency exchange rate risk management
The Company is exposed to foreign currency exchange rate risk in Canada primarily related to its US dollar denominated long-term debt, commercial paper and working capital. The Company is also exposed to foreign currency exchange rate risk on transactions conducted in other currencies and in the carrying value of its foreign subsidiaries. The Company periodically enters into cross currency swap contracts and foreign currency forward contracts to manage known currency exposure on US dollar denominated long-term debt, commercial paper and working capital. The cross currency swap contracts require the periodic exchange of payments with the exchange at maturity of notional principal amounts on which the payments are based.

Canadian Natural Resources Limited	18	Three Months Ended March 31, 2018

At March 31, 2018, the Company had the following cross currency swap contracts outstanding:

	Remaining term			Amount	Exchange rate (US$/C$)	Interest rate (US$)	Interest rate (C$)
Cross currency
Swaps	Apr 2018	—	Nov 2021	US$500	1.022	3.45%	3.96%
	Apr 2018	—	Mar 2038	US$550	1.170	6.25%	5.76%
All cross currency swap derivative financial instruments were designated as hedges at March 31, 2018 and were classified as cash flow hedges.
In addition to the cross currency swap contracts noted above, at March 31, 2018, the Company had US$4,979 million of foreign currency forward contracts outstanding, with original terms of up to 90 days, including US$3,497 million designated as cash flow hedges.
b) Credit Risk
Credit risk is the risk that a party to a financial instrument will cause a financial loss to the Company by failing to discharge an obligation.
Counterparty credit risk management
The Company’s accounts receivable are mainly with customers in the crude oil and natural gas industry and are subject to normal industry credit risks. The Company manages these risks by reviewing its exposure to individual companies on a regular basis and where appropriate, ensures that parental guarantees or letters of credit are in place to minimize the impact in the event of default. At March 31, 2018, substantially all of the Company’s accounts receivable were due within normal trade terms.
The Company is also exposed to possible losses in the event of nonperformance by counterparties to derivative financial instruments; however, the Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. At March 31, 2018, the Company had net risk management assets of $242 million with specific counterparties related to derivative financial instruments (December 31, 2017 – $187 million).
The carrying amount of financial assets approximates the maximum credit exposure.
c) Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities.
Management of liquidity risk requires the Company to maintain sufficient cash and cash equivalents, along with other sources of capital, consisting primarily of cash flow from operating activities, available credit facilities, commercial paper and access to debt capital markets, to meet obligations as they become due. The Company believes it has adequate bank credit facilities to provide liquidity to manage fluctuations in the timing of the receipt and/or disbursement of operating cash flows.
The maturity dates for financial liabilities were as follows:

	Less than 1 year	1 to less than 2 years	2 to less than 5 years	Thereafter
Accounts payable	$937	$—	$—	$—
Accrued liabilities	$2,464	$—	$—	$—
Other long-term liabilities	$4	$—	$—	$—
Long-term debt (1) (2)	$644	$3,382	$8,751	$9,334

(1)	Long-term debt represents principal repayments only and does not reflect interest, original issue discounts and premiums or transaction costs.

(2)
In addition to the amounts disclosed above, estimated interest and other financing payments related to long-term debt are as follows: less than one year, $845 million; one to less than two years, $812 million; two to less than five years, $1,731 million; and thereafter, $5,389 million. Interest payments were estimated based upon applicable interest and foreign exchange rates as at March 31, 2018.

Canadian Natural Resources Limited	19	Three Months Ended March 31, 2018

16. COMMITMENTS AND CONTINGENCIES
The Company has committed to certain payments as follows:

	Remaining 2018	2019	2020	2021	2022	Thereafter
Product transportation and pipeline	$512	$590	$546	$539	$474	$3,901
Offshore equipment operating leases and offshore drilling	$129	$92	$69	$67	$7	$—
Office leases	$33	$42	$43	$40	$31	$121
Other (1)	$80	$43	$39	$36	$39	$365

(1)
In addition to the amounts disclosed above, beginning on the earlier of the commercial operations date of the Redwater Partnership refinery and June 1, 2018, the Company is unconditionally obligated to pay its 25% pro rata share of the debt portion of the monthly cost of service toll, including interest, fees and principal repayments, of the syndicated credit facility and bonds, over the tolling period of 30 years. See note 7.

In addition to the commitments disclosed above, the Company has entered into various agreements related to the engineering, procurement and construction of its various development projects. These contracts can be cancelled by the Company upon notice without penalty, subject to the costs incurred up to and in respect of the cancellation.
The Company is defendant and plaintiff in a number of legal actions arising in the normal course of business. In addition, the Company is subject to certain contractor construction claims. The Company believes that any liabilities that might arise pertaining to any such matters would not have a material effect on its consolidated financial position.

Canadian Natural Resources Limited	20	Three Months Ended March 31, 2018

17. SEGMENTED INFORMATION

	North America		North Sea		Offshore Africa		Total Exploration and Production

(millions of Canadian dollars, unaudited)	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
	2018	2017	2018	2017	2018	2017	2018	2017
Segmented product sales
Crude oil and NGLs	1,842	1,919	109	190	58	127	2,009	2,236
Natural gas	340	447	39	29	19	13	398	489
Total segmented product sales	2,182	2,366	148	219	77	140	2,407	2,725
Less: royalties	(175)	(204)	—	—	(5)	(7)	(180)	(211)
Segmented revenue	2,007	2,162	148	219	72	133	2,227	2,514
Segmented expenses
Production	631	571	75	110	29	46	735	727
Transportation, blending and feedstock	734	632	6	11	1	—	741	643
Depletion, depreciation and amortization	778	799	44	245	28	58	850	1,102
Asset retirement obligation accretion	22	19	7	7	2	2	31	28
Risk management activities (commodity derivatives)	—	(52)	—	—	—	—	—	(52)
Equity loss (gain) from investment	—	—	—	—	—	—	—	—
Total segmented expenses	2,165	1,969	132	373	60	106	2,357	2,448
Segmented earnings (loss) before the following	(158)	193	16	(154)	12	27	(130)	66
Non–segmented expenses
Administration
Share-based compensation
Interest and other financing expense
Risk management activities (other)
Foreign exchange loss (gain)
Loss from investments
Total non–segmented expenses
Earnings before taxes
Current income tax expense
Deferred income tax expense
Net earnings

Canadian Natural Resources Limited	21	Three Months Ended March 31, 2018

	Oil Sands Mining and Upgrading		Midstream		Inter–segment elimination and other		Total

(millions of Canadian dollars, unaudited)	Three Months Ended		Three Months Ended		Three Months Ended		Three Months Ended
	Mar 31		Mar 31		Mar 31		Mar 31
	2018	2017	2018	2017	2018	2017	2018	2017
Segmented product sales
Crude oil and NGLs	3,198	1,145	27	25	69	53	5,303	3,459
Natural gas	—	—	—	—	34	44	432	533
Total segmented product sales	3,198	1,145	27	25	103	97	5,735	3,992
Less: royalties	(81)	(19)	—	—	—	—	(261)	(230)
Segmented revenue	3,117	1,126	27	25	103	97	5,474	3,762
Segmented expenses
Production	873	372	5	4	17	18	1,630	1,121
Transportation, blending and feedstock	325	20	—	—	86	80	1,152	743
Depletion, depreciation and amortization	404	195	3	2	—	—	1,257	1,299
Asset retirement obligation accretion	15	8	—	—	—	—	46	36
Risk management activities (commodity derivatives)	—	—	—	—	—	—	—	(52)
Equity loss (gain) from investment	—	—	1	(2)	—	—	1	(2)
Total segmented expenses	1,617	595	9	4	103	98	4,086	3,145
Segmented earnings (loss) before the following	1,500	531	18	21	—	(1)	1,388	617
Non–segmented expenses
Administration							81	87
Share-based compensation							(88)	27
Interest and other financing expense							190	134
Risk management activities (other)							(52)	—
Foreign exchange loss (gain)							278	(56)
Loss from investments							105	91
Total non–segmented expenses							514	283
Earnings before taxes							874	334
Current income tax expense							154	53
Deferred income tax expense							137	36
Net earnings							583	245

Canadian Natural Resources Limited	22	Three Months Ended March 31, 2018

Capital Expenditures (1)

	Three Months Ended
	Mar 31, 2018			Mar 31, 2017
	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs	Net expenditures	Non-cash and fair value changes (2)	Capitalized costs

Exploration and evaluation assets
Exploration and Production
North America	$50	$(29)	$21	$33	$(36)	$(3)
North Sea	—	—	—	—	—	—
Offshore Africa	6	—	6	4	—	4
	$56	$(29)	$27	$37	$(36)	$1

Property, plant and equipment
Exploration and Production
North America	$722	$(48)	$674	$487	$(60)	$427
North Sea	35	—	35	35	—	35
Offshore Africa	13	—	13	15	—	15
	770	(48)	722	537	(60)	477
Oil Sands Mining and Upgrading (3)	179	(32)	147	227	(14)	213
Midstream	4	—	4	1	—	1
Head office	4	—	4	3	—	3
	$957	$(80)	$877	$768	$(74)	$694

(1)	This table provides a reconciliation of capitalized costs including derecognitions and does not include the impact of foreign exchange adjustments.

(2)
Asset retirement obligations, deferred income tax adjustments related to differences between carrying amounts and tax values, transfers of exploration and evaluation assets, transfers of property, plant and equipment to inventory due to change in use, and other fair value adjustments.

(3)	Net expenditures for Oil Sands Mining and Upgrading also include capitalized interest and share-based compensation.

Segmented Assets

	Mar 31 2018	Dec 31 2017
Exploration and Production
North America	$28,293	$28,705
North Sea	1,762	1,854
Offshore Africa	1,324	1,331
Other	53	29
Oil Sands Mining and Upgrading	40,333	40,559
Midstream	1,340	1,279
Head office	109	110
	$73,214	$73,867

Canadian Natural Resources Limited	23	Three Months Ended March 31, 2018

SUPPLEMENTARY INFORMATION
INTEREST COVERAGE RATIOS
The following financial ratios are provided in connection with the Company’s continuous offering of medium-term notes pursuant to the short form prospectus dated July 2017. These ratios are based on the Company’s interim consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

Interest coverage ratios for the twelve month period ended March 31, 2018:
Interest coverage (times)
Net earnings (1)	5.5x
Funds flow from operations (2)	11.5x

(1)	Net earnings plus income taxes and interest expense excluding current and deferred PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.

(2)	Funds flow from operations plus current income taxes and interest expense excluding current PRT expense and other taxes; divided by the sum of interest expense and capitalized interest.

Canadian Natural Resources Limited	24	Three Months Ended March 31, 2018